UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

AMEDISYS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

023436108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON North Tide Capital Master, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,650,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,650,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON North Tide Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023436108

1	NAME OF REPORTING PERSON Conan Laughlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,000,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023436108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Shares”), of Amedisys, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5959 S. Sherwood Forest Blvd., Baton Rouge, LA 70816.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	North Tide Capital Master, LP, a Cayman Islands exempted company (“NT Master”), with respect to the Shares directly and beneficially owned by it;

(ii)	North Tide Capital, LLC, a Massachusetts limited liability company (“North Tide Capital”), as the investment manager of NT Master and of a certain managed account entity (the “North Tide Account”);

(iii)	Conan Laughlin, as the Manager of NT Master and North Tide Capital;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Note: The Reporting Persons previously filed on Schedule 13G with respect to the securities of the Issuer and are now converting their filing to this Schedule 13D. The initial Schedule 13G was filed with the Securities and Exchange Commission on July 8, 2013 (the “Initial 13G”) and subsequently amended on February 14, 2014 and May 2, 2014.

(b)           The business address of each of the Reporting Persons is c/o North Tide Capital, LLC, 500 Boylston Street, Suite 310, Boston, Massachusetts 02116.

(c)           NT Master is a private investment vehicle.  North Tide Capital provides investment management services to NT Master and the North Tide Account.  The principal occupation of Mr. Laughlin is Manager of NT Master and North Tide Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Laughlin is a citizen of the United States of America.

CUSIP NO. 023436108

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of NT Master and North Tide Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 3,650,000 Shares beneficially owned by NT Master is approximately $45,882,210, excluding brokerage commissions.  The aggregate purchase price of the 350,000 Shares held in the North Tide Account is approximately $3,811,938, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On December 2, 2014, North Tide Capital delivered a letter to the Issuer’s Board of Directors (the “Board”).  In the letter, North Tide Capital encouraged the Issuer to engage in a good-faith review of a strategic combination of the Issuer and Almost Family, Inc. (“AFAM”), a merger which the Reporting Persons believe represents an extremely compelling value creation opportunity for both companies and their respective shareholders.

In the letter, North Tide Capital summarized the merits of such a potential merger between the Issuer and AFAM as follows:

1.	The synergy potential from combining the Issuer and AFAM is substantial, and an obvious way to solve the significant corporate overhead inefficiencies at the Issuer;

2.
The strategic benefits of merging the two companies, most notably the market density and competitive positioning that would be achieved in a number of overlapping geographies, represent an opportunity unique to this combination;

3.
The AFAM team, led by CEO William Yarmuth and President Steven Guenthner, present a compelling solution to the CEO search currently underway at the Issuer, as they are a highly capable management team with a demonstrated track record of significant shareholder value creation; and

4.
The substantial shareholder overlap between the two companies, which North Tide Capital believes is more than 60% overlap, should facilitate shareholder support for such a strategic combination given the pro forma value of the combined company.

In the letter, North Tide Capital estimated that there are conservatively $50-75MM in corporate overhead cost synergies that could be realized in a combination of the Issuer and AFAM, implying consolidated EBITDA of $200MM+ for the new company (“Newco”) based on reported run-rate EBITDA for both companies as of the third quarter of 2014. North Tide Capital also estimated that Newco could be worth $1.60-1.80B, based on a conservative 8.0-9.0x enterprise value to EBITDA multiple, versus the combined enterprise value today of approximately $1.3B.

CUSIP NO. 023436108

North Tide Capital also stated in the letter that a merger with AFAM would meaningfully de-leverage the Issuer’s balance sheet, such that, when combined with the free cash flow power of Newco, which North Tide Capital estimates should be in excess of $100MM annually, Newco would have better access to capital, would have the flexibility to divest non-core assets, and would be in a position to opportunistically consolidate the home healthcare market over the next several years in a manner that is far superior to the current path of going it alone.

North Tide Capital urged the Board of Directors of the Issuer to put on hold its search for a CEO given the compelling leadership alternative that would be available in a combination with AFAM.

In the letter, North Tide Capital also stated that given the considerable shareholder overlap, and the likely revaluation that would occur in both stocks almost immediately, North Tide Capital believes a stock-for-stock merger represents the most logical transaction structure, whereby the Issuer would issue shares to acquire AFAM on a one-for-one basis.  Under this proposed scenario, the Issuer’s shareholders would own approximately 75% of Newco, the AFAM management team would run day-to-day operations, and a new pro forma Board of Directors would be created with representation from both sides.

North Tide Capital stated in conclusion that it hopes that the Issuer’s Board is committed to a good-faith review of this proposed transaction, and that, as fiduciaries, North Tide Capital believes it is incumbent upon the Board to fully explore the opportunity at hand.  North Tide Capital looks forward to continuing to discuss with the Issuer’s Board the details of this potential strategic combination.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making other proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,380,425 Shares outstanding as of October 24, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2014.

A.	NT Master

(a)	As of the close of business on December 1, 2014, NT Master beneficially owned 3,650,000 Shares.

Percentage: Approximately 10.9%

CUSIP NO. 023436108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,650,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,650,000

(c)	NT Master has not entered into any transactions in the Shares during the past sixty days.

B.	North Tide Capital

(a)
As of the close of business on December 1, 2014, 350,000 Shares were held in the North Tide Account.  North Tide Capital, as the investment manager of NT Master and the North Tide Account may be deemed the beneficial owner of the (i) 3,650,000 Shares owned by NT Master and (ii) 350,000 Shares held in the North Tide Account.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,000,000

(c)	North Tide Capital has not entered into any transactions in the Shares during the past sixty days.

C.	Mr. Laughlin

(a)
Mr. Laughlin, as the Manager of NT Master and North Tide Capital, may be deemed the beneficial owner of the (i) 3,650,000 Shares owned by NT Master and (ii) 350,000 Shares held in the North Tide Account.

Percentage: Approximately 12.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,000,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,000,000

(c)
Mr. Laughlin has not entered into any transactions in the Shares during the past sixty days.  Neither NT Master nor North Tide Capital have entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 023436108

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 8, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D and/or Schedule 13G with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement was filed as Exhibit 99.1 to the Initial 13G and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors, dated December 2, 2014.

CUSIP NO. 023436108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 2014

North Tide Capital Master, LP

By:	North Tide Capital GP, LLC its General Partner

By:	/s/ Conan Laughlin
Conan Laughlin, Manager

North Tide Capital, LLC

By:	/s/ Conan Laughlin
Conan Laughlin, Manager

/s/ Conan Laughlin
Conan Laughlin, Individually